SE

18001061

SEC
Mail Processing
Section
FEB 14 2018
Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36703

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foresters Equity Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6640 Lusk Blvd., Suite A202
(No. and Street)

(City)	(State)	92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Smith (858) 550-4844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller, & Baker
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

gw DM RMS

OATH OR AFFIRMATION

I, Frank Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foresters Equity Services, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ELIZABETH TORRES
Commission No. 2093580
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
Commission Expires DEC 14, 2018

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California County of San Diego)ss.
On 2-6-18 before me, Elizabeth Torres, Notary Public, personally appeared Frank Smith, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct. WITNESS my hand and official seal.

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

TABLE OF CONTENTS

TAIT | WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Foresters Equity Services, Inc.
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Foresters Equity Services, Inc. (a wholly-owned subsidiary of The Independent Order of Foresters) as of December 31, 2017 and 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Foresters Equity Service, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Foresters Equity Services, Inc.'s management. Our responsibility is to express an opinion on Foresters Equity Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Foresters Equity Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information on pages 10-12 has been subjected to audit procedures performed in conjunction with the audit of Foresters Equity Services Inc.'s financial statements. The supplemental information is the responsibility of Foresters Equity Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 10-12 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

We have served as Foresters Equity Services, Inc.'s auditor since 2014.

Philadelphia, Pennsylvania
January 25, 2018

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Statements of Financial Condition

December 31, 2017 and 2016

ASSETS

	2017	2016
Cash	4,774,721	4,396,909
Money market funds	374,433	374,114
Deposits with clearing organizations	50,157	50,129
Cash and cash equivalents	5,199,311	4,821,152
Commissions receivable	456,227	389,689
Due from related parties	-	2,051
Fixed assets, net	3,962	7,562
Deferred tax assets	105,630	321,230
Other assets	59,508	67,810
	$5,824,638	$5,609,494

LIABILITIES AND STOCKHOLDER'S EQUITY

	2017	2016
Liabilities		
Accounts payable and accrued expenses	949,148	942,456
Due to related parties	22,374	-
Total liabilities	971,522	942,456
Stockholder's equity		
Preferred stock, no par value; 1,000 shares authorized; none issued	-	-
Common stock, no par value; 150 shares authorized; 80 shares issued and outstanding	800,000	800,000
Additional paid-in capital	5,038,575	5,038,575
Accumulated deficit	(985,459)	(1,171,537)
Total stockholder's equity	4,853,116	4,667,038
	$5,824,638	$5,609,494

See notes to financial statements

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Statements of Income

Years Ended December 31, 2017 and 2016

	2017	2016
Revenues		
Commissions	$10,167,364	$9,921,265
Investment Advisory Fees	937,948	846,315
Interest	1,597	1,038
Other revenues	6,505	21,075
Total revenues	11,113,414	10,789,693
Expenses		
Commissions and clearing costs	7,637,055	7,399,374
Investment Advisory expense	777,372	694,996
Compensation and employee benefits	1,348,287	1,373,578
General and administrative	188,860	163,239
Marketing	202,703	207,812
Compliance	234,212	467,488
Licensing costs	121,270	125,625
Occupancy	110,552	90,209
Information systems	56,074	50,129
Operations	26,568	13,598
Depreciation and amortization	3,600	5,700
Total expenses	10,706,553	10,591,748
Income before income tax expense	406,861	197,945
State Income tax expense	5,183	33,568
Federal Income tax expense (benefit)	215,600	(78,700)
	220,783	(45,132)
Net income	$186,078	$243,077

See notes to financial statements.

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2017 and 2016

	Common Stock	*Additional Paid-in Capital*	*Accumulated Deficit*
Balance, January 1, 2016	$800,000	$5,038,575	$(1,414,614)
Net income	-	-	243,077
Balance, December 31, 2016	800,000	5,038,575	(1,171,537)
Net income	-	-	186,078
Balance, December 31, 2017	$800,000	$5,038,575	$(985,459)

See notes to financial statements.

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Statements of Cash Flows

Years Ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities		
Net income	186,078	243,077
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	3,600	5,700
Deferred income taxes	215,600	(78,700)
Changes in operating assets and liabilities:		
Commissions Receivables	(66,538)	(31,613)
Other assets	8,302	11,205
Accounts payable and accrued expenses	6,692	(35,586)
Due from/to related parties	24,425	(2,239)
Net cash provided by operating activities	378,159	111,843
Cash flows from investing activities		
Capital expenditures	-	(1,864)
Net increase in cash and cash equivalents	378,159	109,780
Cash and cash equivalents, beginning of year	4,821,152	4,711,172
Cash and cash equivalents, end of year	5,199,311	4,821,152
Supplemental disclosure of Cash flow Information		
Income taxes paid, net of refunds.	373	62,938

See notes to financial statements.

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Foresters Equity Services, Inc. ("FESCO") is a wholly-owned subsidiary of The Independent Order of Foresters ("Foresters"). FESCO is a registered broker-dealer and a registered investment advisor licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority. FESCO provides broker-dealer services involving primarily mutual funds and variable products and insurance services on an agency basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis. Other revenues are generally recognized as services are rendered. Commissions receivable are stated at net realizable value and are of a short term nature.

Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, five years.

Cash and Cash Equivalents. Cash and cash equivalents consist of cash and investment in money market funds.

Concentration of Credit Risk. The Company maintains cash in bank accounts which exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

2. RELATED PARTY TRANSACTIONS

The Company reimburses Foresters and other related parties for compensation and other costs that are paid on behalf of the Company in accordance with a Service Agreement. These costs amounted to approximately $1,322,000 in 2017 and $1,351,000 in 2016. As of December 31, 2017 the balance due to Foresters was $22,374. As of December 31, 2016 there was a balance due from Foresters in the amount of $2,051.

3. CONTINGENCY

In 2016 Foresters Equity Services was the subject of two separate regulatory examinations. An exam was initiated by the Securities & Exchange Commission (SEC) in February 2016 and a subsequent exam by the Financial Industry Regulatory Authority in July 2016. Both exams carried over into 2017.

Both exams are now completed resulting in no sanctions, penalties or fines

4. FIXED ASSETS

	2017	2016
Computer equipment and software	$461,438	$461,438
Other equipment	37,177	37,177
Leasehold improvements	14,785	14,785
Furniture and fixtures	59,220	59,220
	572,620	572,620
Less accumulated depreciation	(568,658)	(565,058)
	$ 3,962	$ 7,562

5. INCOME TAXES

The Company recognizes deferred income taxes using the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances have been established when necessary to reduce deferred tax assets to the amounts expected to be realized.

As of December 31, 2017 and 2016, the Company had deferred tax assets of approximately $330,000 and $605,000, respectively, primarily related to net operating loss carryforwards of approximately $1,100,000 and $1,500,000 respectively. These carryforward losses expire on various dates through 2030.

Management evaluated the deferred tax asset that results from federal and state net operating losses to determine, based on available evidence, whether any or all will be realized in the normal course of operations. Based on this evaluation the Company established a valuation allowance against these deferred tax assets of approximately $225,000 and $285,000 at December 31, 2017 and 2016, respectively. As such, deferred tax assets at December 31, 2017 and 2016 were $105,630 and $321,230 respectively. The change in the deferred tax assets for 2017 and 2016 reflects the utilization of the net operating loss carryforwards. Additionally, the change in the 2016 deferred tax asset reflects the recognition of a deferred tax benefit in the amount of $150,000.

The company has reviewed its tax position and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on

federal, state, and local income tax returns for open tax years (2014-2016) or expected to be taken in the company's 2017 tax returns.

The provision (benefit) for income taxes is composed of the following:		
Current:	2017	2016
United States Federal	-	-
State	5,183	33,568
Total current provision (benefit) for income taxes	5,183	33,568
Deferred:		
United States Federal	215,600	(78,700)
State	-	-
Total deferred provision (benefit) for income taxes	215,600	(78,700)
Total provision (benefit) for Income tax :	220,783	(45,132)

In 2017, the Federal deferred tax expense recorded was the result of the utilization of net carryover losses and the reduction in the deferred tax assets due to a change in future tax rates signed into law.

In 2017 Foresters Equity Services, Inc., had a statutory tax rate of 34% and an effective tax rate of 54% with the difference primarily being attributable to the change in tax law and the write down of the deferred tax assets based on the new tax rate of 21%. In 2016 Foresters Equity Services, Inc., had a statutory tax rate of 34% and, primarily, as a result of management's evaluation and determination to utilize a portion of its deferred tax asset, Foresters Equity Services, Inc., had an effective tax rate of (23%).

6. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2017 and 2016.

7. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2017 was 0.25 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times

sufficient liquid assets to cover its current indebtedness. At December 31, 2017, the Company had net capital of $3,812,796 which was $3,748,028 in excess of the amount required by the SEC.

8. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company relies on Section K(2)(ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

9. **SUBSEQUENT EVENTS**

Subsequent events after the statement of financial condition date through the date that the financial statements were available to be issued, January 25, 2018, have been evaluated in the preparation of the financial statements.

*****

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2017

Total stockholder's equity	$4,853,116
Less non-allowable assets	
Cash	863,731
Fixed assets	3,962
Other assets	165,138
Net capital before haircuts on security positions	3,820,285
Less haircuts on security positions	7,489
Net capital	$3,812,796
Total aggregate indebtedness	$ 971,522
Ratio of aggregate indebtedness to net capital	0.25
Minimum net capital required	$ 64,768

Note: *There are no differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2017.*

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2017

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2017; and reconciliation to that calculation is not included herein.

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2017

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

MANAGEMENT STATEMENT REGARDING EXEMPTION FROM THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

I, as a member of management of Foresters Equity Services, Inc. (the "Company"), am responsible for complying with the exemptive provisions set forth in paragraph (k) 2ii of Rule 15c3-3 under the Securities Exchange Act of 1934. Foresters Equity Services, Inc. does not receive or hold customer funds or securities which is the exception that meets the (k) 2ii exemption. I am also responsible for establishing and maintaining effective internal control over compliance with such exemptive provisions. I have performed an evaluation of the Company's compliance with the exemptive provisions from January 1, 2017 through December 31, 2017.

Based on this evaluation, I assert that the Company was in compliance with the exemptive provisions set forth in paragraph (k) 2ii of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2017, and from January 1, 2017 through December 31, 2017.

FORESTERS EQUITY SERVICES, INC.

Frank Smith
President

TAIT|WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Foresters Equity Services, Inc.
San Diego, California

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Pursuant to Rule 15c3-3, in which (1) Foresters Equity Services, Inc. (a wholly-owned subsidiary of The Independent Order of Foresters) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Foresters Equity Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Foresters Equity Services, Inc. stated that Foresters Equity Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Foresters Equity Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Foresters Equity Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
January 25, 2018

TAIT | WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEUDRES

Board of Directors and Stockholders
Foresters Equity Services, Inc.
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Foresters Equity Services, Inc. (a wholly-owned subsidiary of The Independent Order of Foresters) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Foresters Equity Services, Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Foresters Equity Services Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Foresters Equity Services, Inc.'s management is responsible for Foresters Equity Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purposes for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC 7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC 7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (no overpayment to apply).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and us of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
January 25, 2018